UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 28, 2024

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40972	98-1582574
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1280 El Camino Real, Suite 200 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(415) 205-7937
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	PEGRU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	PEGR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	PEGRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 28, 2024, Project Energy Reimagined Acquisition Corp. (“PERAC”) held an extraordinary general meeting of shareholders of PERAC (the “Extraordinary General Meeting”). On March 1, 2024, the record date for the Extraordinary General Meeting (the “record date”), there were 17,473,772 Class A ordinary shares, par value $0.0001 per share, of PERAC (the “Class A Ordinary Shares”) and one Class B ordinary share, par value $0.0001 per share, of PERAC (such share, collectively with the Class A Ordinary Shares, the “Ordinary Shares”) issued and outstanding. At the Extraordinary General Meeting, 14,607,233 Ordinary Shares, representing approximately 83.595% of the issued and outstanding Ordinary Shares as of the record date, were present in person (including by virtual attendance) or by proxy and constituted a quorum for the transaction of business.

At the Extraordinary General Meeting, PERAC’s shareholders approved the following items:

(i)	a proposal to approve and adopt, by way of ordinary resolution, the Business Combination Agreement, dated as of October 2, 2023 (as may be amended, supplemented, or otherwise modified from time to time), by and among PERAC, Heramba Electric plc (“Holdco”), Heramba Merger Corp. (“Merger Sub”), Heramba Limited and Heramba GmbH, and the business combination contemplated thereby (together with the other transactions related thereto, the “Business Combination,” and such proposal, the “Business Combination Proposal”);

(ii)	a proposal to approve and adopt, by way of special resolution, the plan of merger pursuant to which Merger Sub will merge with and into PERAC, with PERAC being the surviving company in the merger (the “Merger”), and the consummation of the Merger (the “Merger Proposal”); and

(iii)	four separate governance proposals to approve, in each case by way of ordinary resolution and on a non-binding advisory basis, certain material changes between PERAC’s amended and restated memorandum and articles of association, as amended, and the articles of association of Holdco (collectively, the “Advisory Governance Proposals”).

The final proposal, set forth as the “Adjournment Proposal” in the definitive proxy statement/prospectus related to the Extraordinary General Meeting filed by PERAC with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2024 (the “definitive proxy statement/prospectus”), was not presented to PERAC’s shareholders.

Approval of each of the Business Combination Proposal and the Advisory Governance Proposals required an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the Ordinary Shares entitled to vote thereon and voted in person (including by virtual attendance) or by proxy at the Extraordinary General Meeting. Approval of the Merger Proposal required a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the Ordinary Shares entitled to vote thereon and voted in person (including by virtual attendance) or by proxy at the Extraordinary General Meeting. Each of the Business Combination Proposal and the Merger Proposal was cross-conditioned on the approval of such other proposal.

Set forth below are the final voting results for each of the proposals presented at the Extraordinary General Meeting:

Business Combination Proposal

The Business Combination Proposal was approved. The voting results of the Ordinary Shares were as follows:

For	Against	Abstain	Broker Non-Votes
14,605,049	2,184	0	0

Merger Proposal

The Merger Proposal was approved. The voting results of the Ordinary Shares were as follows:

For	Against	Abstain	Broker Non-Votes
14,605,049	2,184	0	0

Advisory Governance Proposals

Each of the Advisory Governance Proposals was approved. The voting results of the Ordinary Shares were as follows:

A.	To establish the authorized capital of Holdco to consist of €49,990 divided into 200,000,000 ordinary shares of €0.0001 each (nominal value), 49,900,000 preference shares of €0.0001 each (nominal value) and 25,000 deferred ordinary shares of €1.00 each (nominal value).

For	Against	Abstain	Broker Non-Votes
14,058,128	549,105	0	0

B.	To include an advance notice provision that requires a nominating shareholder to provide notice to Holdco in advance of a meeting of shareholders should such nominating shareholder wish to nominate a person for election to the Holdco board of directors.

For	Against	Abstain	Broker Non-Votes
14,605,049	2,184	0	0

C.	To include a forum selection provision whereby, subject to limited exceptions, the courts of Ireland will be the sole and exclusive forum for certain shareholder litigation matters.

For	Against	Abstain	Broker Non-Votes
14,058,128	549,105	0	0

D.	To remove provisions relating to PERAC’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination.

For	Against	Abstain	Broker Non-Votes
14,605,049	2,184	0	0

Item 7.01. Regulation FD Disclosure.

PERAC expects the Business Combination to close, and Holdco’s ordinary shares and warrants to be listed on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “PITA” and “PITAW,” respectively, as soon as practicable.

Important Information About the Business Combination and Where to Find It

This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the Business Combination, Heramba and PERAC, through Holdco, filed with the SEC a registration statement on Form F-4 (File No. 333-275903) (as amended, the “Registration Statement”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement relating to the Business Combination in connection with PERAC’s solicitation of proxies for the vote by PERAC’s shareholders regarding the Business Combination and related matters, as described in the Registration Statement, and (ii) a preliminary prospectus relating to, among other things, the offer of the securities to be issued by Holdco in connection with the Business Combination. On March 19, 2024, the Registration Statement was declared effective by the SEC, and Holdco and PERAC filed the definitive proxy statement/prospectus with the SEC. On or about March 19, 2024, PERAC commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its shareholders as of March 1, 2024, the record date established for voting on the Business Combination. On March 28, 2024, the shareholders of PERAC approved the Business Combination and related matters. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BY PERAC OR HOLDCO WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HERAMBA, PERAC, HOLDCO AND THE BUSINESS COMBINATION, INCLUDING WITH RESPECT TO THE PRO FORMA IMPLIED ENTERPRISE VALUE OF THE COMBINED COMPANY. Investors and security holders may obtain free copies of the Registration Statement, definitive proxy statement/prospectus and any amendments or supplements thereto and other related documents filed with the SEC by PERAC or Holdco (in each case, when available) through the website maintained by the SEC at http://www.sec.gov. These documents (when available) can also be obtained free of charge from PERAC upon written request to PERAC at: Project Energy Reimagined Acquisition Corp., 1280 El Camino Real, Suite 200, Menlo Park, California 94025.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the consummation of the Business Combination and related transactions and the listing of Holdco’s securities on Nasdaq. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Heramba, PERAC and Holdco management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Heramba, PERAC and Holdco. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the Business Combination or that redemptions by shareholders of PERAC reduce the funds in trust or available to the combined company following the Business Combination, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the Business Combination Agreement; (iii) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations of Heramba as a result of the announcement and consummation of the Business Combination; (vi) failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Business Combination; (viii) changes in applicable law or regulations; (ix) the outcome of any legal proceedings that may be instituted against Heramba, PERAC or Holdco; (x) the effects of competition on Heramba’s future business; (xi) the ability of PERAC, Heramba or Holdco to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future; (xii) the enforceability of Heramba’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; and (xiii) those factors discussed under the heading “Risk Factors” in PERAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on April 7, 2023, and any subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus, and other documents filed, or to be filed, by PERAC and/or Holdco, with the SEC. If any of these risks materialize or the assumptions of Heramba, PERAC and Holdco management prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Heramba, PERAC nor Holdco presently know or that Heramba, PERAC or Holdco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Heramba’s, PERAC’s or Holdco’s expectations, plans or forecasts of future events and views as of the date of this communication. Heramba, PERAC and Holdco anticipate that subsequent events and developments may cause Heramba’s, PERAC’s or Holdco’s assessments to change. However, while Heramba, PERAC and Holdco may elect to update these forward-looking statements at some point in the future, Heramba, PERAC and Holdco specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from the Securities Act, and otherwise in accordance with applicable law.

No Assurances

There can be no assurance that the Business Combination will be completed, nor can there be any assurance, if the Business Combination is completed, that the potential benefits of the Business Combination will be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.

By:	/s/ Srinath Narayanan
	Name:	Srinath Narayanan
	Title:	Chief Executive Officer

Date: April 3, 2024